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                                  Exhibit 18
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                   LETTER RE CHANGE IN ACCOUNTING PRINCIPLES



May 13, 1996


Mr. Gilbert L. Danielson
Chief Financial Officer
Aaron Rents, Inc.
309 E. Paces Ferry Road, N.E.
Atlanta, GA 30305

Dear Mr. Danielson:

The notes to the financial statements of Aaron Rents, Inc. included in its Form 10-Q for the three months ended March 31, 1996 describe a change in the method of depreciation accounting for depreciation of rental purchase merchandise. You have advised us that you believe the change is to a preferable method in your circumstances because the new method provides a more systematic and rational allocation of the cost of rental merchandise over its useful life.

There are no authoritative criteria for determining a preferred depreciation method based upon the particular circumstances; however, we conclude that the change in the method of depreciation for rental purchase merchandise is to an acceptable alternative method which, based on your business judgment to make this change for the reasons cited above, is preferable in your circumstances.

We have not audited the financial statements of Aaron Rents, Inc. for the three months ended March 31, 1996 included in its Form 10-Q. Accordingly, we are unable to express and do not express an opinion on such financial statements.

/s/Ernst & Young LLP